UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Regal Entertainment Group

(Name of Issuer)

 Class A Common Stock

(Title of Class of Securities)

 758766 10 9

(CUSIP Number)

 December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758766 10 9

1.	Names of Reporting Persons. The Anschutz Corporation (formerly Anschutz Company)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 42,148,639

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 42,148,639

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,148,639

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 26.9%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 758766 10 9

1.	Names of Reporting Persons. Philip F. Anschutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 42,148,639

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 42,148,639

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,148,639

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 26.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 758766 10 9

Explanatory Note

In October 2015, Anschutz Company merged with its wholly-owned subsidiary The Anschutz Corporation, a Kansas corporation, with Anschutz Company being the surviving corporation. As a result of the merger, the legal name of Anschutz Company was changed to “The Anschutz Corporation.”

Prior to the transactions described below, The Anschutz Corporation (formerly Anschutz Company) was the record holder of 42,700,730 shares of Class A Common Stock of Regal Entertainment Group (“Issuer”), Anschutz Family Investment Company LLC (“AFIC”) was the record holder of 5,839,416 shares of Class A Common Stock of the Issuer, and AFIC II LLC (“AFIC II”) was the record holder of 1,459,854 shares of Class A Common Stock of the Issuer. The Anschutz Corporation is the manager and a one percent owner of each of AFIC and AFIC II and may be deemed to beneficially own all of the Issuer’s shares held by AFIC and AFIC II.

This Amendment No. 4 to Schedule 13G is filed to report the following transactions:

(1) Sale of (a) 6,860,584 shares of Class A Common Stock of the Issuer by The Anschutz Corporation, (b) 5,839,416 shares of Class A Common Stock of the Issuer by AFIC, and (c) 300,000 shares of Class A Common Stock of the Issuer by AFIC II in a registered underwritten public offering of the Issuer’s Class A Common Stock completed on August 8, 2016;

(2) Sale of (a) 11,840,146 shares of Class A Common Stock of the Issuer by The Anschutz Corporation, and (b) 1,159,854 shares of Class A Common Stock of the Issuer by AFIC II in a registered underwritten public offering of the Issuer’s Class A Common Stock completed on November 23, 2016; and

(3) Charitable contribution of 5,560,000 shares of Class A Common Stock of the Issuer by The Anschutz Corporation to a charitable foundation completed on December 22, 2016.

The above transfers resulted in The Anschutz Corporation being the record holder of 18,440,000 shares of Class A Common Stock of the Issuer, and AFIC and AFIC II holding no shares of Class A Common Stock of the Issuer. Additionally, The Anschutz Corporation owns 23,708,639 shares of Class B Common Stock of the Issuer, which are convertible into a like number of shares of Class A Common Stock. Philip F. Anschutz is the sole shareholder of The Anschutz Corporation.

Item 1.
(a)	Name of Issuer Regal Entertainment Group
(b)	Address of Issuer’s Principal Executive Offices 7132 Regal Lane Knoxville, Tennessee 37918

Item 2.
(a)	Name of Person Filing This statement is filed by The Anschutz Corporation (“AC”) and Philip F. Anschutz (“Anschutz”).
(b)	Address of Principal Business Office or, if none, Residence The address of the Principal Business Office for AC and Anschutz is as follows: 555 17th Street, Suite 2400 Denver, Colorado 80202

	(c)	Citizenship AC is a Delaware corporation. Anschutz is a citizen of the United States of America.
	(d)	Title of Class of Securities Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).
	(e)	CUSIP Number 758766 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J). Not applicable.

CUSIP No. 758766 10 9

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2016:
(a)

Amount beneficially owned:

AC beneficially owned 42,148,639 shares of Class A Common Stock of the Issuer through its ownership of 23,708,639 shares of Class B Common Stock of the Issuer, which are convertible into a like number of shares of Class A Common Stock, and through its direct ownership of 18,440,000 shares of Class A Common Stock of the Issuer. Anschutz owns 100% of the outstanding capital stock of AC. Therefore, Anschutz may be deemed to control AC, and each of them may be deemed to share the power to vote and dispose of the shares of Class A Common Stock to which this statement relates.

	(b)	Percent of class: AC: 26.9% Anschutz: 26.9%
	(c)	Number of shares as to which the person has: AC:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 42,148,639
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 42,148,639
Anschutz:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 42,148,639
		(iii)	Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 42,148,639

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
The identities of each member of the group are provided in Exhibit A to the original Schedule 13G.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 758766 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017	THE ANSCHUTZ CORPORATION

	By:	Philip F. Anschutz

	Title:	Chairman

		By:	/s/ Robert M. Swysgood

		Name:	Robert M. Swysgood

		Title:	Attorney-in-Fact

Date: February 13, 2017	PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood

	Name:	Robert M. Swysgood

	Title:	Attorney-in-Fact

CUSIP No. 758766 10 9

EXHIBIT INDEX

Exhibit A*	Identification of Group Members

Exhibit B*	Joint Filing Agreement

Exhibit C*	Power of Attorney

* Previously filed